UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Symbion, Inc.
(Name of the Issuer)
Symbion, Inc.
Richard E. Francis, Jr.
Clifford G. Adlerz
Symbion Holdings Corporation
Symbol Merger Sub, Inc.
Crestview Partners, L.P.
Crestview Partners GP, L.P.
Crestview Offshore Holdings (Cayman), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Partners (PF), L.P.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

871507109
(CUSIP Number of Class of Securities)

Thomas S. Murphy, Jr. Symbol Acquisition, L.L.C. c/o Crestview Partners, L.P. 667 Madison Avenue New York, New York 10021 (212) 906-0700	Richard E. Francis, Jr. Symbion, Inc. 40 Burton Hills Boulevard, Suite 500 Nashville, Tennessee 37215 (615) 234-5900
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)
Copy to:

John D. Amorosi, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Patrick Dooley, Esq. David D’Urso, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, New York 10022 (212) 872-1000	J. Reginald Hill, Esq. Donald R. Moody, Esq. Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 Nashville, Tennessee 37219 (615) 244-6380
This statement is filed in connection with (check the appropriate box):
☑	a. The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14-C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.
☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$497,075,009	$15,261

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (1) an aggregate cash payment of $488,027,650 for the proposed per share cash payment of $22.35 for 21,835,689 outstanding shares of Symbion common stock (including 107,766 shares of restricted stock) and (2) an aggregate cash payment of $9,047,359 expected to be paid upon the cancellation of outstanding options and warrants having an exercise price of less than $22.35 (the sum of (1) and (2), the “Transaction Valuation”).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007, issued by the Securities and Exchange Commission on February 15, 2007, equals .0000307 multiplied by the Transaction Valuation.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $15,261
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Symbion, Inc.
Date Filed: May 30, 2007
Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of Symbion, Inc. by Symbol Acquisition, L.L.C.; (ii) passed upon the merits or fairness of the acquisition; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Item 15: Additional Information.
Item 16: Exhibits.
SIGNATURES
EXHIBIT INDEX

INTRODUCTION
          This Amendment No. 4 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”) first filed on May 30, 2007, and as amended by Amendment No. 1 filed on June 21, 2007, Amendment No. 2 filed on July 10, 2007, and Amendment No. 3 filed on July 16, 2007, is being filed by (1) Symbion, Inc., a Delaware corporation (“Symbion” or the “Company”), the issuer of the Symbion common stock that is subject to the Rule 13e-3 transaction, (2) Richard E. Francis, Jr., an individual and a director, Chairman of the Board of Directors and Chief Executive Officer of Symbion, (3) Clifford G. Adlerz, an individual and a director and the President and Chief Operating Officer of Symbion, (4) Symbion Holdings Corporation, a Delaware corporation, as successor to Symbol Acquisition, L.L.C., a Delaware limited liability company (“Parent”), (5) Symbol Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), (6) Crestview Partners, L.P. (formerly known as Crestview Capital Partners, L.P.), (7) Crestview Partners GP, L.P., (8) Crestview Offshore Holdings (Cayman), L.P., (9) Crestview Holdings (TE), L.P., (10) Crestview Partners (ERISA), L.P. and (11) Crestview Partners (PF), L.P. (collectively the “Filing Persons”).
          This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
Item 15: Additional Information.
Item 1011(b) of Regulation M-A:
Item 15(b) is hereby amended and supplemented as follows:
          On August 15, 2007, at a special meeting of Symbion’s stockholders, Symbion’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of April 24, 2007, by and among Symbion, Parent and Merger Sub.
          On August 23, 2007, Symbion filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Symbion, with Symbion continuing as the surviving corporation (the “Merger”). As a result of the Merger, Symbion became a subsidiary of Parent. Generally, at the effective time of the Merger, (i) each outstanding share of common stock of Symbion was automatically converted into the right to receive $22.35 in cash, without interest, and (ii) the separate corporate existence of Merger Sub ceased.
          As a result of the Merger, Symbion common stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on August 23, 2007 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rule 12g-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, on August 23, 2007, Symbion filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission to deregister its common stock under the Exchange Act.
Item 16: Exhibits.
Item 16 is amended and supplemented by the addition of the following exhibit thereto:
(a)(8)	Press Release, dated August 23, 2007, incorporated herein by reference to Exhibit 99 of the current report on Form 8-K filed by Symbion with the SEC on August 23, 2007.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: August 23, 2007

SYMBION, INC.
By:	/s/ Richard E. Francis, Jr.
	Name:	Richard E. Francis, Jr.
	Title:	Chairman of the Board and Chief Executive Officer

CRESTVIEW PARTNERS, L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

CRESTVIEW PARTNERS GP, L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

CRESTVIEW OFFSHORE HOLDINGS (CAYMAN), L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

CRESTVIEW HOLDINGS (TE), L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

CRESTVIEW PARTNERS (ERISA), L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

CRESTVIEW PARTNERS (PF), L.P.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Managing Director

SYMBION HOLDINGS CORPORATION
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Vice President

SYMBOL MERGER SUB, INC.
By:	/s/ Thomas S. Murphy, Jr.
	Name:	Thomas S. Murphy, Jr.
	Title:	Director

/s/ Richard E. Francis, Jr.
RICHARD E. FRANCIS, JR.

/s/ Clifford G. Adlerz
CLIFFORD G. ADLERZ

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	The Proxy Statement of Symbion as filed with the SEC on Schedule 14A by Symbion on July 16, 2007, incorporated herein by reference

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(a)(3)	Letter to Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(a)(5)	Press Release dated April 24, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Symbion on April 24, 2007

(a)(6)	Letter to Employees and Physician Partners dated April 24, 2007 filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 24, 2007, incorporated herein by reference

(a)(7)	Answers to Frequently Asked Questions Regarding the Proposed Merger, filed with the SEC as definitive additional proxy soliciting materials by Symbion on April 26, 2007, incorporated herein by reference

(a)(8)	Press Release, dated August 23, 2007, incorporated herein by reference to Exhibit 99 of the current report on Form 8-K filed by Symbion with the SEC on August 23, 2007

(b)	Debt Commitment Letter, dated April 24, 2007, among Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A. and Parent*

(c)(1)	Opinion of Bear, Stearns & Co. Inc., dated April 24, 2007, incorporated herein by reference to Appendix B of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(c)(2)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 19, 2007*

(c)(3)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors of Symbion, Inc., dated April 22, 2007*

(c)(4)	Presentation of Bear, Stearns & Co. Inc. to the Special Committee of the Board of Directors and the Board of Directors of Symbion, Inc., dated April 24, 2007*

(c)(5)	Executive Summary prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated for Crestview Partners, L.P.*

(d)	Agreement and Plan of Merger, dated as of April 24, 2007, by and among Parent, Acquisition and Symbion, incorporated herein by reference to Appendix A of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(f)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Appendix C of the Proxy Statement on Schedule 14A filed by Symbion with the SEC on July 16, 2007

(g)	None

*	Previously filed